Exhibit 2.2

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Rentokil Initial plc (“Rentokil Initial”, the “Company”, “we”, “us”, and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”).

General

The Company’s securities include (a) ordinary shares of par value £0.01 each, and (b) American Depositary Shares (the “ADSs”), each representing five ordinary shares. The ordinary shares are listed on the London Stock Exchange and are registered under the Act, not for trading, but only in connection with the listing of the ADSs, which are listed on the New York Stock Exchange and are held by The Bank of New York Mellon as depositary (the “Depositary”).

As at 31 December 2024, there were 2,524,539,885 ordinary shares outstanding.

Ordinary Shares

The following is a summary of the material terms of (1) the Rentokil Initial ordinary shares as set forth in the articles of association of Rentokil Initial (the “Articles”), and (2) English law insofar as it applies to the Rentokil Initial ordinary shares. The following description of the ordinary shares is a summary and does not purport to be complete. A copy of the Articles is filed as an exhibit to Rentokil Initial’s annual report on Form 20-F for the fiscal year ended 31 December 2024 as Exhibit 1.1.

Share Capital

All Rentokil Initial ordinary shares have equal voting rights and no right to a fixed income. There are no acquisition rights or obligations in relation to the issue of Rentokil Initial ordinary shares in the capital of Rentokil Initial or an undertaking to increase the capital of Rentokil Initial. There are no convertible securities, exchangeable securities or securities with warrants in Rentokil Initial. Rentokil Initial has no authorized share capital limit under its Articles.

Liability of Shareholders

The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them. Shareholders are referred to as members in the Articles of Rentokil Initial and the UK Companies Act 2006. All Rentokil Initial ordinary shares are fully paid and, accordingly, no further contribution of capital may be required by Rentokil Initial from the holders of Rentokil Initial ordinary shares.

Further Issuances of Share Capital and Pre-emptive Rights

Pursuant to the UK Companies Act 2006, Rentokil Initial’s directors are, with certain exceptions, not permitted to allot any equity securities without express authorization from Rentokil Initial’s shareholders. Further, under the UK Companies Act 2006, Rentokil Initial may not issue shares for cash (other than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Subject to receipt of authorization from Rentokil Initial’s shareholders, the directors may issue shares with such rights or restrictions, including shares that are redeemable at the option of Rentokil Initial or the shareholder, as the directors or Rentokil Initial by ordinary resolution may determine. Throughout this section, references to shares of Rentokil Initial refer to any shares that may be issued out of the capital of Rentokil Initial, including Rentokil Initial ordinary shares.

Changes to the Share Capital

Shareholder approval by ordinary resolution is required for Rentokil Initial to:

●	consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares; and
●	sub-divide its shares, or any of them, into shares of smaller nominal amount than its existing shares.

The UK Companies Act 2006 contains the procedural requirements for a reduction of capital. The reduction of capital must be approved by shareholders by special resolution and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (a) the reduction is for a discernible purpose, (b) all shareholders are treated equally, (c) the reduction has been properly explained to shareholders and (d) the company’s creditors are safeguarded. Subject to these requirements, Rentokil Initial may reduce its share capital, its capital redemption reserve and any share premium account in any way.

Repurchase of Shares

Once approved by Rentokil Initial shareholders by ordinary resolution and subject to certain procedural requirements of the UK Companies Act 2006, Rentokil Initial may repurchase its own shares. Any shares which have been repurchased may be held as treasury shares or, if not so held, must be cancelled immediately upon the completion of the purchase, thereby reducing the amount of Rentokil Initial’s issued share capital.

Dividends

Rentokil Initial shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividends shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits available for distribution as specified in the UK Companies Act 2006. The directors may pay interim dividends or dividends payable at a fixed rate, if it appears to them that they are justified by the profits of Rentokil Initial available for distribution. If the directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Rentokil Initial ordinary shares carry the right to receive dividends and distributions that have been declared by Rentokil Initial on a pro rata basis but have no other right to share in the profits of Rentokil Initial and are not entitled to any fixed income. Rentokil Initial may issue shares that rank prior to the Rentokil Initial ordinary shares in respect of payment of dividends.

Rentokil Initial shareholders may, at a general meeting declaring a dividend, upon the recommendation of the directors and by ordinary resolution, direct that the payment of all or any part of the dividend be satisfied by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit.

The directors may, with the approval of Rentokil Initial shareholders by ordinary resolution, offer any holders of Rentokil Initial ordinary shares the right to elect to receive Rentokil Initial ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of all or any dividend.

Rentokil Initial or the directors may fix a date as the record date by reference to which a dividend will be declared or paid, or a distribution, allotment or issue made.

No dividend or other money payable in respect of a share shall bear interest against Rentokil Initial, unless otherwise provided by the rights attached to the share.

The directors may elect to pay dividends solely by means of electronic transfer, or such other method as the directors may decide and which method may be different for different holders or groups of holders of shares, to an account nominated in writing by the holder of the shares. Rentokil Initial shall treat any payment due to shareholders who provide no, or invalid, account details as an unclaimed dividend.

Any dividend, or any amount treated as an unclaimed dividend or any other moneys payable in respect of a share shall, be forfeited and cease to remain owing by Rentokil Initial if:

●	the dividend, amount or moneys has or have remained unclaimed for six years from the date when it or they became due for payment and the directors so resolve; or
●	the share in respect of which the dividend, amount or other moneys is or are payable is sold pursuant to Rentokil Initial’s untraced shares provision.

Any such sums may (but need not) be paid by Rentokil Initial into an account separate from Rentokil Initial’s own account.

Rentokil Initial may cease sending dividend payments in respect of a share if these payments have been returned undelivered to, or left uncashed by, the shareholder on at least two consecutive occasions or, if following one such occasion, reasonable inquiries have failed to establish a shareholder’s new address. Rentokil Initial must recommence sending payments for dividends payable on that share if the shareholder claims a dividend or cashes a dividend warrant, cheque, or similar financial instrument.

Voting Rights

All Rentokil Initial ordinary shares have equal voting rights and are entitled to attend and vote at all general meetings of Rentokil Initial. Rentokil Initial may issue, subject to certain restrictions, shares with preferential voting rights. This section assumes that all shares have equal voting rights and that no preferential shares are issued.

Under English law, resolutions to be voted on by shareholders at a general meeting can be either an ordinary resolution, which means that the resolution must be passed by a simple majority of shareholders or holders of a simple majority of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the general meeting, or a special resolution, which means that the resolution must be passed by a majority of not less than 75% of the shareholders or holders of 75% of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the general meeting. For a resolution to be regarded as a special resolution, the notice of the general meeting must specify the intention to propose the resolution as a special resolution.

A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the chair of the meeting determines that it shall be decided on a show of hands, be decided on a poll. Subject thereto, a resolution put to the vote at a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded by:

●	the chair of the meeting;
●	not less than five shareholders having the right to vote at the meeting;
●	a shareholder or shareholders representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting (excluding any voting rights attached to any shares in Rentokil Initial held as treasury shares); or
●	a shareholder or shareholders holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in Rentokil Initial conferring a right to vote at the meeting which are held as treasury shares).

On a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by such shareholder. Every proxy duly appointed by a shareholder entitled to vote on the resolution and present has one vote.

On a poll every shareholder present in person or by duly appointed proxy or corporate representative has one vote for every share held by the shareholder. A shareholder, proxy or corporate representative entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes he or she uses the same way.

For the purposes of determining which persons are entitled to attend or vote at a general meeting, Rentokil Initial may specify in the notice convening the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

In the case of joint holders, the most senior of the joint holders who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of shareholders.

No shareholder will be permitted to vote at a general meeting or at a separate meeting of the holders of any class of shares in Rentokil Initial, either personally or by proxy, in respect of any share held by him unless all amounts presently payable by such holder in respect of that share have been paid.

Neither English law nor Rentokil Initial’s Articles impose any limitation on the rights of non-UK residents or foreign shareholders to own Rentokil Initial ordinary shares, including the rights to hold or exercise voting rights on the Rentokil Initial ordinary shares.

Transfer of Shares

A share in certificated form may be transferred by an instrument of transfer which may be in any usual form or in any other form approved by the directors, executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned.

In their absolute discretion, the directors may refuse to register the transfer of a share in certificated form unless the instrument of transfer:

●	is lodged, duly stamped, at the office of Rentokil Initial or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;
●	is in respect of only one class of share; and
●	is not in favour of more than four transferees.

If the directors refuse to register a transfer of a share in certified form, they shall send the notice of their refusal within two months after the date on which the instrument of transfer was lodged with Rentokil Initial.

No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where Rentokil Initial is entitled to refuse to register the transfer under the Uncertificated Securities Regulations 2001.

For uncertificated shares, transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 2001.

Distribution of Assets on a Winding-up

If Rentokil Initial is wound up, the liquidator may, with the approval of shareholders by a special resolution and any other approvals required by law, divide among the shareholders in specie the whole or any part of the assets of Rentokil Initial and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with such approvals, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he or she may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Disclosure of Shareholder Ownership

There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Rentokil Initial ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation.

Untraced Shareholders

Rentokil Initial is entitled to sell, all or any of the shares of a member or the shares to which a person is entitled by transmission, if:

●	there has been a period of 12 years, during which at least three dividends in respect of the shares in question have become payable but no divided has been claimed (the relevant period);
●	Rentokil Initial has made reasonable enquiries to establish the address of the member or person entitled;
●	Rentokil Initial has sent a notice stating that it intends to sell the shares to the last known address of the member or person entitled; and
●	during the relevant period and for the period of three months following the date on which sale notice is deemed to have been received by the member or person entitled, Rentokil Initial has received no indication either of the whereabouts or of the existence of such shareholder or person.

The net proceeds of the sale shall belong to Rentokil Initial and Rentokil Initial will not be liable to the former shareholder or person who would have been entitled to the shares by transmission for the proceeds of sale. Rentokil Initial may use the proceeds for any purpose as the directors may from time to time decide.

A shareholder shall not be entitled to receive any document or information that is required or authorized to be sent or supplied to the shareholder by Rentokil Initial by a provision of the UK Companies Acts or pursuant to the Articles or to any other rules or regulations to which Rentokil Initial may be subject if documents or information sent or supplied to that shareholder by post in accordance with the Articles have been returned undelivered to Rentokil Initial:

●	on at least two consecutive occasions; or
●	on one occasion and reasonable enquiries have failed to establish the shareholder’s address.

Variation of Rights

If at any time the capital of Rentokil Initial is divided into different classes of shares, the rights attached to any class may be varied, either while Rentokil Initial is a going concern or during or in contemplation of a winding up in such manner (if any) as may be provided by those rights. If there are no such provisions, the rights attaching to that class may be varied either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (not including any treasury shares), or with the approval of a special resolution by the Rentokil Initial shareholders, passed at a separate meeting of the holders of such shares, but not otherwise.

The rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (i) the creation or issue of further shares ranking equally with them, or (ii) the purchase or redemption by Rentokil Initial of any of its own shares.

Amendment to the Articles of Association

Under English law, Rentokil Initial’s shareholders may, by special resolution, alter, delete, substitute, amend or add to its Articles. The Rentokil Initial board of directors is not authorized to change its Articles.

American Depositary Shares

Our ADSs are deposited pursuant to the Amended and Restated Deposit Agreement dated 26 November 2018 (the “Deposit Agreement”), by and among Rentokil Initial, the Depositary and the owners and holders of ADSs deposited with the Depositary. As of the date of this document, the Depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286. The following is a description of the rights of the owners and holders of ADSs and the material provisions of the Deposit Agreement. For complete information, please refer to the Deposit Agreement, the form of which has been filed with the SEC as exhibit 4.1 of Rentokil Initial’s Form F-4/A filed with the SEC on 2 September 2022 (File No. 333-265455).

The Depositary will register and deliver Rentokil Initial ADSs. Each Rentokil Initial ADS will represent five Rentokil Initial ordinary shares (or a right to receive five Rentokil Initial ordinary shares) deposited with the custodian. Each Rentokil Initial ADS will also represent any other securities, cash or other property that may be held by the Depositary. The deposited Rentokil Initial ordinary shares, together with any other securities, cash or other property held by the Depositary are referred to as the “deposited securities”.

An individual may hold Rentokil Initial ADSs either (A) directly (i) by having an American depositary receipt (“ADR”), which is a certificate evidencing a specific number of Rentokil Initial ADSs, registered in his or her name, or (ii) by having uncertificated Rentokil Initial ADSs registered in his or her name, or (B) indirectly by holding a security entitlement in Rentokil Initial ADSs through his or her broker or other financial institution that is a direct or indirect participant in DTC. If an individual holds Rentokil Initial ADSs directly, he or she is registered Rentokil Initial ADS holder (a “Rentokil Initial ADS Holder”). This description is applicable to an individual that is a Rentokil Initial ADS Holder. If an individual holds the Rentokil Initial ADSs indirectly, he or she must rely on the procedures of his or her broker or other financial institution to assert the rights of Rentokil Initial ADS Holders described in this section. Such individual should consult with his or her broker or financial institution to find out what those procedures are.

Registered holders of uncertificated Rentokil Initial ADSs will receive statements from the Depositary confirming their holdings.

As a Rentokil Initial ADS Holder, Rentokil Initial will not treat such individual as one of Rentokil Initial’s shareholders and such individual will not have shareholder rights. English law governs the shareholder rights of holders of Rentokil Initial shares. The Depositary will be the holder of the Rentokil Initial ordinary shares underlying the Rentokil Initial ADSs. As a registered holder of Rentokil Initial ADSs, such individual will have Rentokil Initial ADS Holder rights. The Deposit Agreement among Rentokil Initial, the Depositary, Rentokil Initial ADS Holders and all other persons indirectly or beneficially holding Rentokil Initial ADSs sets out Rentokil Initial ADS Holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the Rentokil Initial ADSs.

Dividends and Other Distributions

The Depositary has agreed to pay or distribute to Rentokil Initial ADS Holders the cash dividends or other distributions it or the custodian receives on Rentokil Initial ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. Rentokil Initial ADS Holders will receive these distributions in proportion to the number of Rentokil Initial ordinary shares their Rentokil Initial ADSs represent.

Cash Distributions

The Depositary will convert any cash dividend or other cash distribution Rentokil Initial pays on the Rentokil Initial ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those Rentokil Initial ADS Holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Rentokil Initial ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, Rentokil Initial ADS Holders may lose some of the value of the distribution.

Ordinary Shares

The Depositary may, and, if Rentokil Initial so requests in writing, shall, distribute additional Rentokil Initial ADSs representing any Rentokil Initial ordinary shares distributed as a dividend or free distribution. The Depositary will only distribute whole Rentokil Initial ADSs. It will sell Rentokil Initial ordinary shares, which would require it to deliver a fraction of a Rentokil Initial ADS (or Rentokil Initial ADSs representing those Rentokil Initial ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional Rentokil Initial ADSs, the outstanding Rentokil Initial ADSs will also represent the new Rentokil Initial ordinary shares. The Depositary may sell a portion of the distributed Rentokil Initial ordinary shares (or Rentokil Initial ADSs representing those Rentokil Initial ordinary shares) sufficient to pay its fees and expenses in connection with that distribution and to pay any tax or other governmental charge to which such distribution is subject.

Rights to Purchase Additional Rentokil Initial Ordinary Shares

If Rentokil Initial offers holders of its securities any rights to subscribe for additional Rentokil Initial ordinary shares or any other rights, the Depositary shall, to the extent lawful and practical (i) exercise those rights on behalf of Rentokil Initial ADS Holders, (ii) distribute those rights to Rentokil Initial ADS Holders or (iii) sell those rights and distribute the net proceeds to Rentokil Initial ADS Holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, no value for them will be received. The Depositary will exercise or distribute rights only if Rentokil Initial asks it to and Rentokil Initial and the Depositary enter into a separate agreement setting forth the conditions and procedures of the offering. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Rentokil Initial ordinary shares, new Rentokil Initial ADSs representing the new Rentokil Initial ordinary shares, to subscribing Rentokil Initial ADS Holders, but only if Rentokil Initial ADS Holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or Rentokil Initial ADSs or other securities issued on exercise of rights to all or certain Rentokil Initial ADS Holders, and the securities distributed may be subject to restrictions on transfer. The Depositary may sell a portion of the rights to subscribe for additional Rentokil Initial ordinary shares sufficient to pay any tax or other governmental charge to which such distribution is subject.

Other Distributions

The Depositary will send to Rentokil Initial ADS Holders anything else Rentokil Initial distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what Rentokil Initial distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Rentokil Initial distributed, in which case Rentokil Initial ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than Rentokil Initial ADSs) to Rentokil Initial ADS Holders unless it receives satisfactory assurances from Rentokil Initial that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution and to pay any tax or other governmental charge to which such distribution is subject. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain Rentokil Initial ADS Holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Rentokil Initial ADS Holders. Rentokil Initial has no obligation to register Rentokil Initial ADSs, Rentokil Initial ordinary shares, rights or other securities under the U.S. Securities Act. Rentokil Initial also has no obligation to take any other action to permit the distribution of Rentokil Initial ADSs, Rentokil Initial ordinary shares, rights or anything else to Rentokil Initial ADS Holders. This means that Rentokil Initial ADS Holders may not receive the distributions Rentokil Initial makes on Rentokil Initial ordinary shares or any value for them if it is illegal or impractical for it to make them available to Rentokil Initial ADS Holders.

Deposit, Withdrawal and Cancellation

The Depositary will deliver Rentokil Initial ADSs if the Rentokil Initial ADS Holder or his or her broker deposits Rentokil Initial ordinary shares or evidence of rights to receive Rentokil Initial ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Rentokil Initial

ADSs in the names requested and will deliver the Rentokil Initial ADSs to or upon the order of the person or persons that made the deposit.

Rentokil Initial ADS Holders may surrender their Rentokil Initial ADSs to the Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver Rentokil Initial ordinary shares and any other deposited securities underlying the Rentokil Initial ADSs to the Rentokil Initial ADS Holder or a person the Rentokil Initial ADS Holder designates at the office of the custodian. Or, at such individual’s request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of Rentokil Initial ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The Depositary may charge the Rentokil Initial ADS Holder a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Rentokil Initial ADS Holders may surrender their ADRs to the Depositary for the purpose of exchanging their ADRs for uncertificated Rentokil Initial ADSs. The Depositary will cancel that ADR and will send to the Rentokil Initial ADS Holder a statement confirming that the Rentokil Initial ADS Holder is the registered holder of uncertificated Rentokil Initial ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated Rentokil Initial ADSs requesting the exchange of uncertificated Rentokil Initial ADSs for certificated Rentokil Initial ADSs, the Depositary will execute and deliver to the Rentokil Initial ADS Holder an ADR evidencing those Rentokil Initial ADSs.

Voting Rights

Rentokil Initial ADS Holders may instruct the Depositary how to vote the number of deposited shares their Rentokil Initial ADSs represent. After Rentokil Initial requests the Depositary to solicit Rentokil Initial ADS Holders’ voting instructions, the Depositary will notify such individuals of a shareholders’ meeting and send or make voting materials available to them. Those materials will describe the matters to be voted on and explain how Rentokil Initial ADS Holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the laws of England and Wales and the provisions of Rentokil Initial’s Articles or similar documents, to vote or to have its agents vote the Rentokil Initial ordinary shares or other deposited securities as instructed by Rentokil Initial ADS Holders.

Except by instructing the Depositary as described above, Rentokil Initial ADS Holders won’t be able to exercise voting rights unless they surrender their Rentokil Initial ADSs and withdraw the Rentokil Initial ordinary shares. However, Rentokil Initial ADS Holders may not know about the meeting enough in advance to withdraw the Rentokil Initial ordinary shares. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

Rentokil Initial cannot assure Rentokil Initial ADS Holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their Rentokil Initial ordinary shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Rentokil Initial ADS Holders may not be able to exercise voting rights and there may be nothing they can do if their Rentokil Initial ordinary shares are not voted as they requested.

In order to give them a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if Rentokil Initial requests the Depositary to act, Rentokil Initial agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting, or, in the case of any meeting that is not an annual general meeting, a number of days agreed in writing between Rentokil Initial and the Depositary that shall not be less than 20 days, before the meeting date.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender, exchange offer or similar offer unless instructed to do so by a Rentokil Initial ADS Holder surrendering Rentokil Initial ADSs and subject to any conditions or procedures the Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of Rentokil Initial ADSs and distribute the net redemption money to the holders of called Rentokil Initial ADSs upon surrender of those Rentokil Initial ADSs.

If there is any change in the deposited securities such as a split-up, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Rentokil Initial ADS Holders or for any other reason, the Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the Rentokil Initial ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new Rentokil Initial ADSs representing the new deposited securities or ask Rentokil Initial ADS Holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying Rentokil Initial ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying Rentokil Initial ADSs have become apparently worthless, the Depositary may call for surrender of those Rentokil Initial ADSs or cancel those Rentokil Initial ADSs upon notice to the Rentokil Initial ADS Holders.

Amendment and Termination

Rentokil Initial may agree with the Depositary to amend the Deposit Agreement and the ADRs without Rentokil Initial ADS Holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right (including, without limitation, any economic, voting or other material right) of Rentokil Initial ADS Holders, it will not become effective for outstanding Rentokil Initial ADSs until 30 days after the Depositary notifies Rentokil Initial ADS Holders of the amendment. At the time an amendment becomes effective, Rentokil Initial ADS Holders are considered, by continuing to hold their Rentokil Initial ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

The Depositary will initiate termination of the Deposit Agreement if Rentokil Initial instructs it to do so. The Depositary may initiate termination of the Deposit Agreement if:

●	60 days have passed since the Depositary told Rentokil Initial it wants to resign, but a successor Depositary has not been appointed and accepted its appointment;
●	Rentokil Initial delists the Rentokil Initial ADSs from an exchange in the United States on which they were listed and, 30 days after the delisting, does not list the Rentokil Initial ADSs on another exchange in the United States or makes arrangements for trading of Rentokil Initial ADSs on the U.S. over-the-counter market;
●	Rentokil Initial delists its Rentokil Initial ordinary shares from an exchange outside the United States on which they were listed and does not list the Rentokil Initial ordinary shares on another exchange outside the United States;
●	the Depositary has reason to believe the Rentokil Initial ADSs have become, or will become, ineligible for registration on Form F-6 under the U.S. Securities Act of 1933;
●	Rentokil Initial appears to be insolvent or enters insolvency proceedings;
●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
●	there are no deposited securities underlying the Rentokil Initial ADSs or the underlying deposited securities have become apparently worthless; or
●	there has been a replacement of deposited securities.

If the Deposit Agreement will terminate, the Depositary will notify Rentokil Initial ADS Holders at least 90 days before the termination date. At any time after the termination date, the Depositary may sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Rentokil Initial ADS Holders that have not surrendered their Rentokil Initial ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, Rentokil Initial ADS Holders can still surrender their Rentokil Initial ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of Rentokil Initial ADSs or distribute any dividends or other distributions on deposited securities to the Rentokil Initial ADS Holders (until they surrender their Rentokil Initial ADSs) or give any notices or perform any other duties under the Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

The Deposit Agreement expressly limits the obligations of Rentokil Initial and the Depositary. It also limits the liability of Rentokil Initial and the Depositary. Rentokil Initial and the Depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to Rentokil Initial ADS Holders;
●	are not liable if Rentokil Initial or the Depositary is prevented or delayed by law or by events or circumstances beyond its ability to prevent or counteract with reasonable care or effort from performing each of its obligations under the Deposit Agreement;
●	are not liable if Rentokil Initial or the Depositary exercises discretion permitted under the Deposit Agreement;
●	are not liable for the inability of any Rentokil Initial ADS Holder to benefit from any distribution on deposited securities that is not made available to Rentokil Initial ADS Holders under the terms of the Deposit Agreement, or for any special, consequential, indirect or punitive damages for any breach of the terms of the Deposit Agreement;
●	have no obligation to become involved in a lawsuit or other proceeding related to the Rentokil Initial ADSs or the Deposit Agreement on Rentokil Initial ADS Holders’ behalf or on behalf of any other person;
●	may rely upon any documents Rentokil Initial or the Depositary believes in good faith to be genuine and to have been signed or presented by the proper person;
●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;
●	are not liable for the inability or failure of a Rentokil Initial ADS Holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit; and
●	the Depositary has no duty to make any determination or provide any information as to the tax status of Rentokil Initial, or any liability for any tax consequences that may be incurred by Rentokil Initial ADS Holders as a result of owning or holding Rentokil Initial ADSs.

In the Deposit Agreement, Rentokil Initial and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of Rentokil Initial ADSs, make a distribution on Rentokil Initial ADSs, or permit withdrawal of Rentokil Initial ordinary shares, the Depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Rentokil Initial ordinary shares or other deposited securities;
●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver Rentokil Initial ADSs or register transfers of Rentokil Initial ADSs when the transfer books of the Depositary or Rentokil Initial’s transfer books are closed or at any time if the Depositary or Rentokil Initial thinks it advisable to do so.

The Right to Receive the Ordinary Shares Underlying the Rentokil Initial ADSs

Rentokil Initial ADS Holders have the right to cancel their Rentokil Initial ADSs and withdraw the underlying Rentokil Initial ordinary shares at any time except:

●	when temporary delays arise because: (i) the Depositary has closed its transfer books or Rentokil Initial has closed its transfer books; (ii) the transfer of Rentokil Initial ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) Rentokil Initial is paying a dividend on its Rentokil Initial ordinary shares;
●	when Rentokil Initial ADS Holders owe money to pay fees, taxes and similar charges; or
●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Rentokil Initial ADSs or to the withdrawal of Rentokil Initial ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that DRS and Profile will apply to the Rentokil Initial ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of a Rentokil Initial ADS Holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Rentokil Initial ADS Holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for Rentokil Initial ADS Holders’ inspection at its office all communications that it receives from Rentokil Initial as a holder of deposited securities that Rentokil Initial makes generally available to holders of deposited securities. The Depositary will send to Rentokil Initial ADS Holders copies of those communications or otherwise make those communications available to them if

Rentokil Initial asks it to. Rentokil Initial ADS Holders have a right to inspect the register of Rentokil Initial ADS Holders, but not for the purpose of contacting those holders about a matter unrelated to their business or the Rentokil Initial ADSs.

Jury Trial Waiver

The Deposit Agreement provides that, to the extent permitted by law, Rentokil Initial ADS Holders waive the right to a jury trial of any claim they may have against Rentokil Initial or the Depositary arising out of or relating to Rentokil Initial ordinary shares, Rentokil Initial ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If Rentokil Initial or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Rentokil Initial ADS Holders will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived Rentokil Initial’s or the Depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.